EXHIBIT 99.2

THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION,
DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OR ANY JURISDICTION IN WHICH SUCH PUBLICATION
RELEASE OR DISTRIBUTION WOULD BE UNLAWFUL

6  April 2011

ALLIED GOLD COMPLETES A$93.8 MILLION PLACEMENT

●	Proceeds to retire debt, improve Simberi (PNG) operational efficiency, expand Simberi production and working capital
●	A$93.8 million / £60.1 million placement to institutional and sophisticated investors
●	The placement shares represent 15% of current issued share capital
●	New shares issued at A$0.60 / 38.5p per share
●	Allied to advance LSE Main Market listing

Allied Gold Limited (“Allied Gold” or the “Company”) has successfully completed the book build for a placement of new ordinary shares (“Shares”) to institutional and sophisticated investors, raising gross proceeds of approximately A$93.8 million (£60.3 million) (the “Placement”).

The Shares under the Placement will be issued at a price of A$0.60 (or 38.5p) per share (“Issue Price”), which represents a discount of:

●	5.5% to Allied Gold’s last closing share price on the ASX of A$0.635; and

●	4.8% to Allied Gold’s 5 day volume weighted average share price on the ASX of A$0.630.

Under the Placement Allied Gold will issue approximately 156.3 million Shares with admission of the Shares on AIM expected to be Monday 11 April 2011 and admission of shares on ASX expected to be on Tuesday 12 April 2011.

Application has been made to the London Stock Exchange for the Shares to be admitted to trading on AIM.  The Placement is also subject to receipt of approval from the Toronto Stock Exchange (“TSX”).

The Shares, when issued, will rank pari passu with existing ordinary shares of the Company.  Immediately following the admission of the Shares, Allied Gold will have approximately 1,199 million ordinary shares on issue.

RBC Capital Markets is acting as Global Lead Manager and Sole Bookrunner on the Placement, Casimir Capital L.P. is acting as Joint Lead Manager and Mirabaud Securities LLP, Oriel Securities Limited and Wilson HTM are acting as Co-Managers on the Placement.

USE OF FUNDS

Allied Gold intends to use the net proceeds from the Placement to:

●	Retire approximately A$50.0 million (£32.1 million) of existing debt facilities, thus strengthening Allied Gold’s balance sheet;

●
At Simberi, replace diesel fuel electricity generation with heavy fuel oil at a cost of approximately A$15.0 million (£9.6 million), to reduce Simberi’s electricity generation costs by approximately 25 per cent;

●	Provide the balance of funding required to expand the Simberi gold mine (“Simberi”) in Papua New Guinea (PNG) from 2.4Mtpa to 3.5Mtpa, to lift gold production from 70,000 ozpa to 100,000 ozpa; and

●	Provide working capital for exploration and other corporate purposes.

INTENTION TO MOVE TO THE MAIN MARKET OF THE LONDON STOCK EXCHANGE

Allied Gold intends to apply for admission of its ordinary share capital to the Official List of the UK Listing Authority (the “Official List”) and for a Premium Listing on the London Stock Exchange’s (“LSE”) Main Market for listed securities.

The Company has been examining the merits of moving to the Main Market for some time and believes it can assist the Company with its profile, the liquidity of its shares, and an increased potential investor base.

Such a move will be subject to shareholder approval. Shareholders will be kept fully informed of this process as it progresses and as the timetable is confirmed.

RBC Capital Markets has been appointed as sponsor in relation to the move to the Main Market of the LSE.

COMMENTARY

Mark Caruso, Executive Chairman of Allied Gold, commented: “The Placement was extremely well supported with investor demand exceeding supply. It allows the Company to accelerate both its production expansion and cost reduction initiatives at Simberi.  Allied is already hedge free and the Placement will further enhance the Company’s financial position by retiring inefficient debt arrangements. We also look forward to progressing the Main Market listing on the LSE, which we see as an important next step in the Company’s maturity.”

The Company will have in issued 1,198,537,554 ordinary shares following admission of Shares to trading on AIM and ASX.

CONTACTS

For further information, please contact:

Allied Gold

Australia - Simon Jemison - Investor and Media + 61-418-853-922

Canada - Rebecca Greco - Investor Relations +1 416-839-8610

London - David Simonson - C/. MerlinPR +44 (0) 20 7736 8400

Beaumont Cornish Limited (NOMAD)

Roland Cornish - +44 (0) 207 628 3396